EXHIBIT 12.1

Schedule of Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Fixed charges:
Interest expense	$29,891	$33,996	$37,909	$32,629	$23,227
Implicit interest in rent	8,410	7,815	6,959	5,518	2,777

Total fixed charges	38,301	41,811	44,868	38,147	26,004
Earnings:
Earnings before provision for income taxes	6,682	14,609	(3,508)	(75,266)	10,795
Fixed charges	38,301	41,811	44,868	38,147	26,004

Earnings, as defined	$44,983	$56,420	$41,360	$(37,119)	$36,799
Ratio of earnings to fixed charges	1.17x	1.35x	N/A	N/A	1.42x
Deficiency of earnings	$—	$—	$3,508	$75,266	$—